Exhibit 99.3

S.r. Batliboi & Associates llp Chartered Accountants	Oval Office, 18, iLabs Centre Hitech City, Madhapur Hyderabad - 500 081, India Tel : +91 40 6736 2000 Fax : +91 40 6736 2200

Limited Review Report – Consolidated Financial Results

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited consolidated Ind AS financial results of Dr. Reddy’s Laboratories Limited Group comprising Dr. Reddy’s Laboratories Limited (the ‘Company’) comprising its subsidiaries (together referred to as ‘the Group’), and its joint ventures, for the quarter ended September 30, 2018 and year to date from April 01, 2018 to September 30, 2018 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘the Regulation’), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 (‘the Circular’).

2.	The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015, as amended, read with the Circular is the responsibility of the Company's management and has been approved by the Board of Directors of the Company. Our responsibility is to issue express a conclusion on the Statement based on our review.

3.	We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement of unaudited consolidated Ind AS financial results prepared in accordance with recognition and measurement principles laid down in the applicable Indian Accounting Standards specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of the Regulation, read with the Circular, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

/s/ S Balasubrahmanyam per S Balasubrahmanyam Partner Membership No.: 053315 Place: Hyderabad Date: October 26, 2018

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295
Regd. Office : 22, Camac Street, Block ‘C’, 3rd Floor, Kolkata-700 016

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2018

 All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
SI. No.	Particulars	30.09.2018	30.06.2018	30.09.2017	30.09.2018	30.09.2017	31.03.2018
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Net sales / income from operations	36,866	36,507	34,905	73,373	67,394	138,022
	b) License fees and service income	1,112	700	555	1,812	1,225	4,006
	c) Other operating income	197	158	138	355	311	782

	Total revenue from operations	38,175	37,365	35,598	75,540	68,930	142,810

2	Other income	1,282	504	316	1,786	696	1,552

3	Total income (1 + 2)	39,457	37,869	35,914	77,326	69,626	144,362

4	Expenses
	a) Cost of materials consumed	6,786	7,394	6,078	14,180	12,626	26,309
	b) Purchase of stock-in-trade	4,567	4,430	3,308	8,997	6,107	14,501
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(836)	(1,775)	983	(2,611)	1,228	(415)
	d) Employee benefits expense	8,722	8,371	7,890	17,093	15,963	32,149
	e) Depreciation and amortisation expense	2,786	2,787	2,702	5,573	5,294	10,772
	f) Finance costs	208	195	223	403	438	788
	g) Selling and other expenses	11,343	11,257	10,645	22,600	23,080	46,754

	Total expenses	33,576	32,659	31,829	66,235	64,736	130,858

5	Profit before tax (3 - 4)	5,881	5,210	4,085	11,091	4,890	13,504

6	Tax expense:
	a) Current tax	1,288	1,396	615	2,684	916	1,753
	b) Deferred tax	(481)	(864)	508	(1,345)	444	2,627

7	Net profit for the period before share of profit of equity accounted investees (5 - 6)	5,074	4,678	2,962	9,752	3,530	9,124

8	Share of profit of equity accounted investees, net of tax	109	83	92	192	190	344

9	Net profit after taxes and share of profit of associates (7 + 8)	5,183	4,761	3,054	9,944	3,720	9,468

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	66	(515)	(680)	(449)	(2,274)	(3,710)
	(ii) Income tax relating to items that will not be reclassified subsequently to profit or loss	(16)	140	165	124	544	874
			-
	b) (i) Items that will be reclassified subsequently to profit or loss	(60)	(346)	(126)	(406)	(106)	(23)
	(ii) Income tax relating to items that will be reclassified subsequently to profit or loss	113	118	46	231	(12)	23
	Total other comprehensive income	103	(603)	(595)	(500)	(1,848)	(2,836)

11	Total comprehensive income (9 + 10)	5,286	4,158	2,459	9,444	1,872	6,632

12	Paid-up equity share capital (face value Rs. 5/- each)	830	830	829	830	829	830

13	Other equity						124,886

14	Earnings per equity share (face value Rs.5/- each)

	Basic	31.22	28.69	18.42	59.91	22.44	57.08
	Diluted	31.18	28.66	18.39	59.83	22.39	56.96
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

Segment Information	All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2018	30.06.2018	30.09.2017	30.09.2018	30.09.2017	31.03.2018
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	7,787	7,020	7,210	14,807	13,182	27,930
	b) Global Generics	30,609	30,663	28,672	61,272	56,154	114,282
	c) Proprietary Products	772	730	728	1,502	1,267	4,250
	d) Others	635	438	444	1,073	1,022	1,840
	Total	39,803	38,851	37,054	78,654	71,625	148,302

	Less: Inter-segment revenue	1,628	1,486	1,456	3,114	2,695	5,492
	Total revenue from operations	38,175	37,365	35,598	75,540	68,930	142,810

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,705	1,192	1,125	2,897	1,658	4,477
	b) Global Generics	18,111	18,756	16,936	36,867	32,772	67,190
	c) Proprietary Products	653	594	633	1,247	1,051	3,799
	d) Others	436	193	225	629	535	869
	Total	20,905	20,735	18,919	41,640	36,016	76,335

	Less: Selling and other un-allocable expenditure / (income), net	15,024	15,525	14,834	30,549	31,126	62,831
	Total profit before tax	5,881	5,210	4,085	11,091	4,890	13,504

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Ind AS notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	Post implementation of Goods and Services Tax (“GST”) in India with effect from 1 July 2017, revenues are disclosed net of GST. Revenues for the period prior to 1 July 2017 included excise duty which is now subsumed in the GST. Accordingly, revenues for the half year ended 30 September 2017 and year ended 31 March 2018 are not comparable with those of the other periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. The Company received Establishment Inspection report ("EIR") from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed. With regard to the Oncology manufacturing facility at Duvvada and API manufacturing facility at Srikakulam, the Company received EIRs from the U.S. FDA in November 2017 and February 2018, respectively, which indicates that the status remains unchanged. In June 2018, the Company requested the U.S. FDA to schedule an inspection of the oncology formulation manufacturing facility at Duvvada. As on 26 October 2018, the facility is undergoing inspection by the U.S. FDA. With respect to API manufacturing facility at Srikakulam, the Company was asked to carry out certain detailed investigations and analyses. In response, the Company submitted the results of the investigations and analyses in October 2018. As part of the review of the response by the U.S. FDA, certain additional follow on queries have been received by the Company. The Company is in the process of responding to these queries.

4	Ind AS 115, Revenue from Contracts with Customers, mandatory for reporting periods beginning on or after 1 April 2018, replaces existing revenue recognition requirements. Under the modified retrospective approach, there were no significant adjustments required to the retained earnings as at 1 April 2018. Also, the application of Ind AS 115 did not have any significant impact on recognition and measurement of revenue and related items in the financial results of the Company.

5	On 15 October 2018, the Company entered into a definitive agreement for the sale of its API manufacturing business unit located in Jeedimetla, Hyderabad, to Therapiva Private Limited, Hyderabad. This divestiture is being done by way of slump sale and includes all related property, plant and equipment, current assets, current liabilities, and its employees. Accordingly, the carrying value of all the assets and liabilities forming part of this divestiture was disclosed as disposal group in the consolidated balance sheet.

6	Other income includes gain of Rs.460 million on account of sale of rights relating to an intangible asset forming part of Company’s Proprietary Products Segment and sale of membership interest in Dr. Reddy’s Laboratories Tennessee, LLC.

7	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 26 October 2018.

8	The results for the quarter and half year ended 30 September 2018 were subject to a "Limited Review" by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

9	Consolidated Balance Sheet	All amounts in Indian Rupees millions

	As at	As at
Particulars	30.09.2018	31.03.2018
	(Unaudited)	(Audited)

ASSETS
Non-current assets
Property, plant and equipment	48,714	49,733
Capital work-in-progress	7,610	7,678
Goodwill	5,510	5,331
Other intangible assets	19,593	14,616
Intangible assets under development	24,999	27,027
Investment in joint ventures	2,329	2,104
Financial assets
Investments	1,452	2,549
Trade receivables	182	169
Other financial assets	860	756
Deferred tax assets, net	5,680	5,405
Tax assets, net	3,281	4,567
Other non-current assets	541	524
Total non-current assets	120,751	120,459
Current assets
Inventories	32,490	29,089
Financial assets
Investments	15,605	18,330
Trade receivables	46,135	40,527
Derivative instruments	347	105
Cash and cash equivalents	3,780	2,638
Other financial assets	1,726	1,533
Other current assets	11,390	12,762
Total current assets without disposal group	111,473	104,984
Assets of disposal group held for sale	829	-
Total current assets	112,302	104,984

TOTAL ASSETS	233,053	225,443

EQUITY AND LIABILITIES
Equity
Equity share capital	830	830
Other equity	130,427	124,886
Total equity	131,257	125,716
Liabilities
Non-current liabilities
Financial liabilities
Borrowings	27,597	25,089
Other financial liabilities	109	144
Provisions	731	817
Deferred tax liabilities, net	429	1,950
Other non-current liabilities	2,362	2,789
Total non-current liabilities	31,228	30,789
Current liabilities
Financial liabilities
Borrowings	27,863	25,562
Trade payables
Total outstanding dues of micro enterprises and small enterprises	49	93
Total outstanding dues of creditors other than micro enterprises and small enterprises	12,854	13,252
Derivative instruments	690	85
Other financial liabilities	18,668	19,497
Liabilities for current tax, net	1,084	1,530
Provisions	4,472	4,387
Other current liabilities	4,811	4,532

Total current liabilities without disposal group	70,491	68,938
Liabilities of disposal group held for sale	77	-
Total current liabilities	70,568	68,938

TOTAL EQUITY AND LIABILITIES	233,053	225,443

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 26 October 2018	Co-Chairman & Chief Executive Officer